SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 12, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 12, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

August 12, 2005
IVANHOE MINES ANNOUNCES Q2 2005 RESULTS,
INCLUDING A RECORD OPERATING PROFIT OF US$10.3 MILLION
VANCOUVER, CANADA — Ivanhoe Mines today released its results for the second-quarter of 2005.
Revenue from mining operations in the second quarter of 2005 (Q2’05) increased to US$15.6 million, up from US$10.8 million in the second quarter of 2004 (Q2’04). The company generated a record operating profit of US$10.3 million in Q2’05, up 52% from US$6.7 million in Q2’04.
Revenue for the first six months of 2005 totalled US$30.8 million, compared to US$20.2 million in the first half of 2004. The 52% increase in revenue reflects Ivanhoe’s 50% share of the increased copper production from the Monywa Copper joint-venture mine and higher copper prices. In Q2’05, copper cathode production from the Monywa Mine totaled 9,118 tonnes (net 4,559 to Ivanhoe) representing a 21% increase over the same period in 2004. During the quarter, Ivanhoe’s share of mine operating profit totaled US$10.3 million compared to US$6.7 million in Q2’04. The average copper price received for cathode sales in Q2’05 was US$1.60 a pound, compared to US$1.27 a pound in Q2’04.
Ivanhoe’s operating profit for the first six months of 2005 was US$19.7 million, up 60% from US$12.3 million in the first half of 2004.
In Q2’05, the company recorded a net loss of US$31.1 million (or US$0.10 per share) compared to a net loss of US$21.7 million (or US$0.08 per share) in Q2’04. The increase in net loss between the two quarters is mainly due to higher exploration expenditures in Q2’05 compared to the same period in 2004. The net loss for the six months ended June 30, 2005, was US$50.7 million, compared to a net loss of US$54.1 million in the first six months in 2004.
In Q2’05, Ivanhoe continued with its conservative accounting policy of expensing its exploration and development costs in the period in which they are incurred. Exploration and development expenses in Q2’05 totalled US$33.8 million, compared to US$24.8 million in Q2’04. Mongolian exploration expenditures in Q2’05 totalled US$30.4 million, approximately US$23.0 million of which was spent on the Oyu Tolgoi Project. The balance was spent on exploration activities related to Ivanhoe’s coal projects, the Bronze Fox Project, the Yellow Hills Project, the Kharmagtai Project, regional reconnaissance, licence-holding fees and general in-country administrative charges.
At June 30, 2005, consolidated working capital was US$213.1 million, including cash of US$197.1 million, compared with working capital of US$121.6 million and cash of US$105.6 million at March 31, 2005 (US$144.8 million and cash of US$122.6 million, respectively, at December 31, 2004).
The company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the company’s current and planned activities for 2005. Following completion of the Oyu Tolgoi Integrated Development Plan, the company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.

SELECTED QUARTERLY DATA

(Expressed in millions of U.S. dollars, except per share amounts)	Quarter ended
	Jun 30	Mar 31	Dec 31	Sept 30
	2005	2005	2004(1)	2004(1)

Revenue	15.6	15.1	14.1	9.8
Operating profit	10.3	9.5	8.7	5.8
Total exploration	33.8	24.4	24.3	28.4
Foreign exchange gain (loss)	1.7	(0.7)	3.4	4.2
Net (loss) from continuing operations	(31.1)	(24.1)	(26.6)	(25.4)
Gain (loss) from discontinued operations	0.0	4.5	8.8	(0.1)

Net (loss)	(31.1)	(19.6)	(17.8)	(25.5)
Net profit (loss) per share
Continuing operation	(0.10)	(0.09)	(0.09)	(0.09)
Discontinued operations	0.00	0.02	0.03	0.00

Total	(0.10)	(0.07)	(0.06)	(0.09)

	Jun 30	Mar 31	Dec 31	Sept 30
	2004(1)	2004(1)	2003(1)	2003(1)

Revenue	10.8	9.4	6.8	6.0
Operating profit	6.7	5.6	1.0	1.8
Total exploration	24.8	20.7	21.2	20.8
Foreign exchange gain (loss)	(1.4)	(1.8)	5.1	(1.2)
Net (loss) from continuing operations	(23.2)	(23.8)	(13.0)	(27.5)
Gain (loss) from discontinued operations	1.4	(8.6)	(1.8)	(0.5)

Net (loss) from continuing operations	(21.8)	(32.4)	(14.8)	(28.0)
Net profit (loss) per share
Continuing operation	(0.09)	(0.09)	(0.05)	(0.11)
Discontinued operations	0.01	(0.03)	(0.01)	0.00

Total	(0.08)	(0.12)	(0.06)	(0.11)

(1)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.
Summary of key points
Oyu Tolgoi Copper-Gold Project, Mongolia — On May 3, 2005 a new independent resource estimate was prepared by AMEC, of Canada, based on drilling results up to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off. All copper equivalent grades mentioned in this report that are related to the Oyu Tolgoi Project have been calculated using assumed metal prices of US$0.80 per pound for copper and US$350 per ounce for gold.
The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and an 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates. In addition to the indicated resources, the Hugo Dummett deposit, comprised of the Hugo North and Hugo South deposits, contains inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.

On July 5, 2005, the company announced that it expects to be in position to finalize and release its new, independent Integrated Development Plan for the Oyu Tolgoi copper and gold project in Mongolia in September, 2005, following in-depth briefings and consultation with relevant ministries of the Government of Mongolia. Based on current timing estimates, the starting date for commercial production at Oyu Tolgoi is anticipated to be early in 2008.
Financing alternatives — Ivanhoe continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. Ivanhoe’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties. During Q2’05, the company continued its discussions with major Chinese mining and financial companies, major Japanese mining and metal trading houses, other international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the company will pursue development of the Oyu Tolgoi Project with a strategic partner.
Stability Agreement — During Q2’05, discussions continued with Mongolian government authorities aimed at completing a Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. As previously reported, the company continues to believe that the Special Stability Agreement can be finalized in 2005. These discussions are expected to resume following the company’s submissions to the Mongolian government in early September of the comprehensive Integrated Development Plan for the implementation of the Oyu Tolgoi Project.
The completion of the Development Plan is a landmark phase in the evolution of the Oyu Tolgoi Project. The company and the Mongolian government are committed to making the efforts necessary to finalize a Special Stability Agreement that will satisfy the interests of both the Mongolian government and the company in the long term success of the Oyu Tolgoi Project and that will also serve as a model for attracting large-scale investment, both domestic and foreign, in Mongolia’s mineral sector.
Based on discussions with Mongolia’s President, Prime Minister, members of cabinet and senior parliamentarians and based on statements issued on July 25, 2005 by the Mineral Resources and Petroleum Authority of Mongolia, the company does not anticipate material changes in legislation that would negatively affect the climate for foreign investment in the mining industry in Mongolia.
Ivanhoe/Entrée Gold joint-venture — On June 28, 2005, the company released very encouraging assay results for three holes — EGD006, EGD006A and EGD008 — drilled between five and 450 metres north of the Oyu Tolgoi northern boundary, on the Shivee Tolgoi property, which is owned by Entrée Gold Inc. and is subject to earn-in rights in favour of Ivanhoe. The copper and gold mineralization intersected in the three holes was not included in the resource estimate that was released in May 2005. The combined assay results for these holes confirmed the continuity of a 500-metre open-ended extension of the Hugo North deposit (“Hugo Far North”). The three holes, drilled to depths ranging from 1,000 to 1,700 metres below surface, intersected copper and gold mineralization with an average copper-equivalent grade ranging from 3.25% to 3.83% over intervals ranging from 200 to 600 metres.
EGD008 has extended the strike length of the Hugo North copper-gold discovery to more than 2.2 kilometres. Hugo North is part of the 3.5-plus-kilometre-long Hugo Dummett Deposit, which in turn is part of the 6.5-kilometre-long chain of copper and gold deposits delineated to date by the company at Oyu Tolgoi.
At the end of Q2’05, Ivanhoe had nine deep-hole-capacity rigs drilling. Two rigs were drilling on the Oyu Tolgoi Project and seven rigs were drilling on the Ivanhoe-Entrée Gold joint-venture property.
Ivanhoe/BHP Billiton Exploration joint-venture — On May 17, 2005, the company agreed to form a joint venture with BHP Billiton to use BHP Billiton’s proprietary Falcon™ airborne gravity gradiometer system to explore approximately 28,000 square kilometres of Ivanhoe’s non-core exploration ground in southern Mongolia. The new Ivanhoe—BHP Billiton joint-venture, called the Falcon Gobi Project, provides BHP Billiton the right to earn up to 50% of all minerals found on the project, other than coal, by spending US$8 million in exploration costs.
The Falcon Gobi Project covers approximately 22% of Ivanhoe’s land holdings in this region. Ivanhoe’s advanced exploration and development-stage projects — Oyu Tolgoi, Kharmagtai and Bronze Fox — are not included in the Falcon Gobi Project.
Under the terms of the agreement BHP Billiton will use its proprietary Falcon system and solely fund a major geophysical survey of a minimum of 30,000 line kilometres over the whole or selected parts of the Falcon Gobi Project. BHP Billiton expects to complete its Falcon survey before December 31, 2006.
Other Mongolian copper/gold exploration projects — On April 26, 2005, the company announced the completion of an induced polarization (“IP”) survey at the Bronze Fox district. Diamond drilling commenced in mid-May on various targets and to date, a total of 23 holes have been completed on this project. The district currently contains four main copper-gold prospects — Bronze Fox, East Fox, West Fox and Tourmaline Hills prospects. The Bronze Fox District, discovered in 2004 through exploration efforts consisting of surface mapping, geophysics and extensive rock-chip sampling, is contained within a 14 kilometre-long corridor of alteration and mineralization located approximately 140 km northeast of the Oyu Tolgoi Project.
A drilling program at the Kharmagtai project, including 2,500 metres of diamond drilling, started in late July, and a reverse circulation drilling programme, expected to start in mid-September, will test extensions on previously drilled targets as well as other targets defined by trenching, rock-chip sampling and geophysics. An induced polarization geophysical survey will extend the previously surveyed area northwards of the Altan Tolgoi prospect to test for extensions beneath a colluvium-covered plain, and the area north of the Chun prospect.
At the Yellow Hills prospect, four diamond drill holes were completed during the quarter. Results were not encouraging and no further work is planned at present.
Nariin Sukhait Coal Project, Mongolia — Ivanhoe’s objective is to formulate a multi-faceted approach to fast-track the development of this deposit. Ivanhoe initiated a drilling program at the Nariin Sukhait Coal Project in February, 2005. In April the company added two more diamond drill rigs to assist with the on-going resource-delineation drilling program on the project, 100% owned by the company and located along the strike extensions of the operating Nariin Sukhait coal mine. The mine is owned by MAK, a Mongolian mining company, and it is operated by a Mongolian-Chinese joint venture company. The rate of production at the Nariin Sukhait mine is currently estimated at two million tonnes of coal per year.
Cloncurry Copper-Gold Project, Australia — In June 2005, Ivanhoe Mines announced that it had entered into a new farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Placer Dome Inc., to explore for deposits of gold and copper on a portion of Ivanhoe’s Cloncurry Project. The Ivanhoe-Placer Pacific joint venture covers 114.5 square kilometres, representing approximately 8% of Ivanhoe’s total Cloncurry licence area.
The agreement allows Placer Pacific to earn a 50% interest and form a joint venture with Ivanhoe Mines in any new deposits by spending A$2 million before October 31, 2005.
Mining Operations: Monywa Copper Project (S&K Mine), Myanmar — Copper cathode production in Q2’05 totaled 9,118 tonnes, representing an annual throughput rate of 36,472 tonnes, a decrease of 5% over Q1’05. The decrease in cathode production is due to a lack of reagents and a higher rate of power shortages in June. Tonnes of ore moved increased 26% in Q2’05 compared to Q2’04. This increase was required to compensate for the decrease in copper grades during the quarter and to reflect the October, 2004 increase in copper cathode production capacity to 39,000 tonnes per year.
Unit cost of operations increased by 24% in Q2’05, compared to Q2’04. Increased chemical costs, mainly attributed to unit price increases and also higher consumption levels, represents the most significant increase in operating costs. The remaining portion of the increase in costs is attributable to higher diesel, supplies and power costs, and higher commercial and import taxes.
At the end of Q2’05, the S&K Mine had US$27.0 million in cash. The last loan repayment of US$7.5 million, plus interest, is scheduled to be repaid at the end of August, 2005.
There have been delays in the delivery of the new fleet of haul trucks and hence production for Q3’05 will be reduced since insufficient ore will be stacked on the cells to maintain current production levels. Current forecasts indicate that copper cathode production will average 32,000 tonnes per annum or 8,000 tonnes per quarter.
The company and its joint venture partner intend to aggressively pursue solutions, including accelerating the delivery of the new fleet and/or initiating supplementary contract mining, in order to mitigate the delayed delivery of new trucks. The delivery of new mobile equipment is currently expected at the end of Q4’05.
The mine expansion plan to increase copper cathode production to 50,000 tonnes per year is currently anticipated to be put in place by mid-2006 and is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts.
The second step of the plan, which is subject to a power supply of between 60 and 80 megawatts being made available, proposes to develop the Letpadaung deposit over a four-year period. The proposed development will consist of the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K Mine and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded. Currently, each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project is also considering external funding alternatives that would enable accelerated expansion.
Discontinued Operations — Savage River Iron Ore Mine, Australia — In February, 2005, the company completed the sale of its total investment and loans to the Savage River operations for two initial cash payments totaling US$21.5 million, plus a series of contingent, annual payments based on the annual pellet price. The future payments will be made over five years, commencing in March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this increase, the company expects to receive by the end of March, 2006, an initial annual payment of approximately US$22.5 million which would bring the cumulative sale consideration for the project to approximately US$44.0 million. In addition, if the 2005 newly increased pellet price benchmark and the Savage River iron ore pellet production are maintained over the following five years, the company expects to receive additional payments totaling approximately US$79 million. Total pellet production for 2005 is estimated to be approximately 2.2 million tonnes.
Financing and Investing Activities — In May 2005, Ivanhoe sold its entire investment in Olympus Pacific Minerals Inc. (19,123,513 common shares) to Vietnam Growth Fund Limited for total proceeds of US$4.5 million.
In June 2005, the company closed an equity financing by issuing 19.75 million common shares for gross proceeds of C$158.0 million (US$125.9 million).
In June 2005, the company increased its holdings in Entrée Gold Inc. to 9.2 million common shares (16.38%) by exercising 4.6 million warrants at C$1.10 per warrant. In order to maintain its 16.38% interest in Entrée, Ivanhoe exercised its pre-emptive right to participate in the unit private placement by Entrée to a subsidiary of Rio Tinto plc and acquired an additional 1.2 million units of Entrée at a cost of US$2.2 million. Each unit consists of one Entrée common share and two share purchase warrants.
Ivanhoe’s results for the Q2’05 and the first six months of 2005 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of the planned development and engineering at the Oyu Tolgoi project, statements concerning the expected date of finalizing the Special Stability Agreement for Oyu Tolgoi, statements relating to future, contingent payments for the sale of Savage River mine, statements relating to expected copper production at the Monywa mine, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.